September 4, 2018

VIA EDGAR TRANSMISSION

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Atlas Resources Series 33-2013 L.P.

Amendment No. 1 to Form 10-12G

Filed July 13, 2018

File No. 0-55901

Dear Mr. Reynolds:

On behalf of Atlas Resources Series 33-2013 L.P., a Delaware limited partnership (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 10, 2018, relating to the Amendment No. 1 to the Registration Statement on Form 10-12G of the Company (the “Amended Form 10”) filed with the Commission on July 13, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Financial Statements, page F-1

1.

We note that you updated your filing to include annual financial statements for 2017 in response to prior comment one. As the effective date of your registration statement was April 13, 2018, your initial interim report on Form 10-Q, for the quarter ended March 31, 2018, was due on May 28, 2018. Your second interim report, for the quarter ended June 30, 2018, is due on August 14, 2018. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to file its interim reports on Form 10-Q for the quarters ended March 31, 2018 and June 30, 2018 in compliance with its reporting obligations under Rule 13a-13 of Regulation 13A but has not done so yet as a result of resource constraints. The Company further advises the Staff that it intends to file the late Form 10-Qs within the next 60 days.

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jeffrey M. Slotterback

Jeffrey M. Slotterback Chief Financial Officer of Atlas Resources, LLC, the general partner of Atlas Resources Series 33-2013 L.P.

cc:	Derick Kauffman, Esquire

Ledgewood, PC

John Hodgin

Jenifer Gallagher

Karl Hiller

Anuja A. Majmudar

Karina Dorin

U.S. Securities and Exchange Commission

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